UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 24)*
TURQUOISE HILL RESOURCES LTD.
(formerly Ivanhoe Mines Ltd.)
(Name of Issuer)
Common Shares, without par value
(Title of class of securities)

900435108
(CUSIP Number)

Steven Allen
6 St James’s Square
London SW1Y 4AD
United Kingdom
+44 (0) 20 7781 2000
(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)
with copy to:
Philip Richter
Fried Frank Harris Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
+1 212 859 8763

September 9, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 16

1	NAMES OF REPORTING PERSONS
Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,021,966,440 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,021,966,440 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,021,966,440 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.8 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

2 of 16

1	NAMES OF REPORTING PERSONS
Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
439,478,332 (see Item 5 )

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
439,478,332 (see Item 5 )

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
439,478,332 (see Item 5 )

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

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1	NAMES OF REPORTING PERSONS
7999674 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
215,100,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
215,100,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,100,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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1	NAMES OF REPORTING PERSONS
46117 Yukon Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
152,288,108 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
152,288,108 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
152,288,108 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

5 of 16

1	NAMES OF REPORTING PERSONS
535630 Yukon Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
215,100,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
215,100,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,100,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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Item 1. Security and Issuer
This Amendment No. 24 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011, January 26, 2012, April 20, 2012, May 24, 2012, August 2, 2012, July 3, 2013, July 9, 2013, August 14, 2013, August 28, 2013 and January 13, 2015 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTIH, a company incorporated under the laws of England and Wales, 7999674 Canada Inc., a company incorporated under the laws of Canada, 46117 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada, and 535630 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada.
Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. 7999674 Canada Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 46117 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 535630 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and has not engaged in any activities except for the holding of Shares.
The principal executive office of Rio Tinto is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of RTIH is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of 7999674 Canada Inc. is located at 400-1190 Ave. Des Canadiens-De-Montreal, Montreal, QC H3B 0E3, Canada. The principal executive office of 46117 Yukon Inc. is located at 200 - 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada. The principal executive office of 535630 Yukon Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada.
The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Rio Tinto Companies are set forth in Schedule A hereto and are incorporated by reference herein.
During the last five years, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Rio Tinto Companies are party to a Joint Filing Agreement, dated January 15, 2014, a copy of which is filed with this Schedule 13D as Exhibit B, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On September 9, 2020, RTIH entered into a non-binding Oyu Tolgoi Funding Memorandum of Understanding with the Company (the “MOU”) intended to provide a pathway to progress the financing for completion of the Oyu Tolgoi Underground Project in Mongolia and addresses the Company’s funding position. In that connection, the MOU reflects RTIH’s and the Company’s non-binding agreement that, subject to timing, availability and terms and conditions being acceptable to both RTIH and the Company, they will: (i) pursue re-profiling of principal debt repayments with lenders under the existing project finance arrangements to better align with the revised mine plan, project timing and cash flows; (ii) seek to raise up to US $500 million in additional lending under the existing project financing arrangements from selected international financial institutions; and (iii) while the Company continues to explore other options for additional debt funding, RTIH and the Company acknowledge that any balance of the funding required for Oyu Tolgoi to achieve completion of the underground mine will need to be met by way of a Company equity offering.

The foregoing description of the MOU is not complete and is qualified in its entirety by reference to the MOU, which is attached as Exhibit A hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Rio Tinto beneficially owns 1,021,966,440 Shares, representing 50.8 percent of the outstanding Shares. Such Shares are held by Rio Tinto indirectly through RTIH (as to 439,478,332 Shares, representing 21.8 percent of the outstanding Shares, which are also beneficially owned by RTIH), indirectly through 7999674 Canada Inc. (as to 215,100,000 Shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 7999674 Canada Inc.), indirectly through 46117 Yukon Inc. (as to 152,288,108 Shares, representing 7.6 percent of the outstanding Shares, which are also beneficially owned by 46117 Yukon Inc.) and indirectly through 535630 Yukon Inc. (as to 215,100,000 shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 535630 Yukon Inc).

Rio Tinto has anti-dilution rights that permit it to acquire additional securities of the Company so as to maintain its proportional equity interest in the Company.
The percentages of Shares reflected above and in the responses in Row (13) of the cover pages of this Schedule 13D with respect to each of the Rio Tinto Companies are based on 2,012,314,469 outstanding Shares as of March 18, 2020, as reflected in the Company’s Annual Information Form included as an Exhibit to the Company’s Annual Report on Form 40-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 23, 2020.
In addition, with respect to each of the Rio Tinto Companies, each of the Rio Tinto Companies shares voting power and dispositive power with respect to the Shares beneficially owned by such person.
Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.
Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The disclosure set forth in response to Item 4 is hereby incorporated by reference in this Item 6.
Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd.

B	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc. (1)

C	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(2)

D	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited(2)

E	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(2)

F	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

G	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

H	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

I	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

J	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010(5)

K	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011(6)

L	Press Release dated August 24, 2011(7)

M	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012(8)

N	Press Release dated January 24, 2012(8)

O	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012(9)

P	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012(10)

Q	Press Release dated July 30, 2012(11)

R	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.(12)

S	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013(13)

T	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013(14)

U	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.(15)

V	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.(15)

(1)	Filed as an exhibit to the amended Schedule 13D on January 13, 2014.
(2)	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
(3)	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
(4)	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
(5)	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
(6)	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
(7)	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
(8)	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
(9)	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
(10)	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
(11)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
(12)	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(13)	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
(14)	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(15)	Filed as an exhibit to the amended Schedule 13D on August 23, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020

Rio Tinto plc

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Rio Tinto International Holdings Limited

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

7999674 Canada Inc.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

46117 Yukon Inc.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

535630 Yukon Inc.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

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SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Simon Thompson	Chairman of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

J-S Jacques	Chief Executive of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Jakob Stausholm	Chief Financial Officer of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Megan Clark AC	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

David Constable	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Canada

Simon Henry	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Sam Laidlaw	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Hinda Gharbi	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Michael L’Estrange AO	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Simon McKeon AO	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Jennifer Nason	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United States / Australia
Ngaire Woods CBE	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

11 of 16

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

J-S Jacques	Chief Executive	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Jakob Stausholm	Chief Financial Officer of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Bold Baatar	Chief Executive, Energy & Minerals	6 St James’s Square London SW1Y 4AD United Kingdom	Mongolia

Alf Barrios	Chief Executive, Aluminum	6 St James’s Square London SW1Y 4AD United Kingdom	United States

Vera Kirikova	Group Executive, Human Resources	6 St James’s Square London SW1Y 4AD United Kingdom	Canada

Barbara Levi	Group Executive, Group General Counsel	6 St James’s Square London SW1Y 4AD United Kingdom	Italy

Stephen McIntosh	Group Executive, Growth & Innovation and Health, Safety & Environment	6 St James’s Square London SW1Y 4AD United Kingdom	New Zealand

Simone Niven	Group Executive, Corporate Relations	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom / Australia

Arnaud Soirat	Chief Executive, Copper & Diamonds	6 St James’s Square London SW1Y 4AD United Kingdom	France / Australia
Simon Trott	Chief Commercial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

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Rio Tinto International Holdings Limited
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Peter Cunningham	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Steven Allen	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

John Kiddle	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Abel Martins Alexandre	Director	6 St James’s Square London SW1Y 4AD United Kingdom	Portugal

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Rio Tinto Secretariat Limited	Secretary	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Canada Inc.
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal , Montréal QC H3B 0E3, Canada	Canada

Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal , Montréal QC H3B 0E3, Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Australia

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46117 Yukon Inc.
Director and Executive Officer

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada
Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada

535630 Yukon Inc.
Director and Executive Officer

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada
Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada
Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3, Canada	Canada

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EXHIBIT INDEX

Exhibit Number	Description

A	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd.

B	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc. (1)

C	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(2)

D	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited(2)

E	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(2)

F	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

G	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

H	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

I	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

J	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010(5)

K	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011(6)

L	Press Release dated August 24, 2011(7)

M	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012(8)

N	Press Release dated January 24, 2012(8)

O	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012(9)

P	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012(10)

(1)	Filed as an exhibit to the amended Schedule 13D on January 13, 2014.
(2)	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
(3)	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
(4)	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
(5)	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.
(6)	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
(7)	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
(8)	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
(9)	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
(10)	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.

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Exhibit Number	Description

Q	Press Release dated July 30, 2012(11)

R	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.(12)

S	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013(13)

T	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013(14)

U	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.(15)

V	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.(15)

(11)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
(12)	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(13)	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
(14)	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(15)	Filed as an exhibit to the amended Schedule 13D on August 23, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

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Exhibit A

OYU TOLGOI FUNDING
MEMORANDUM OF UNDERSTANDING
This Memorandum of Understanding records certain understandings reached between Rio Tinto International Holdings Limited (Rio Tinto) and Turquoise Hill Resources Ltd. (TRQ) with respect to Oyu Tolgoi (OT) funding matters. It is understood that nothing herein shall give rise to any legally binding rights, obligations or commitments, or amount to a waiver of any existing contractual rights and obligations, as between such parties.
1. Re-profiling of Existing OT Project Debt
•
Rio Tinto, as Manager of OT, and TRQ to commence, as soon as practicable, engagement with OT’s existing project finance lenders with a view to securing their agreement on aligning the existing project financing to the updated mine plan (Re-profiling)

•	Rio Tinto and TRQ estimate that the benefits of the Re-profiling will be a reduction of TRQ’s funding gap by up to US$1.4 billion and an extension political risk mitigation
•	Terms and conditions of Re-profiling must be acceptable to both Rio Tinto and TRQ, in their discretion
•	Timing and process:
o	Rio Tinto, as Manager of OT, to prepare information package, lead process
o	TRQ and Rio Tinto, as DSU/CSU providers, to participate fully in all discussions
o	timing of PFS (P1/P2) to be accelerated, if practicable
o	target date for having Re-profiling terms agreed, and the required stakeholder support secured: no later than 30 days prior to undercut initiation[1]
o
if the foregoing target date is not achieved, either of Rio Tinto or TRQ may withdraw from the Re-profiling process (e.g., if it considers that securing stakeholder support will be materially disadvantageous to its interests)

2. Supplemental Senior Debt
•
Rio Tinto and TRQ will seek to raise / secure supplemental senior debt (SSD) in the form of amortising term loans to OT. SSD will be sought from selected financial institutions that enhance OT’s political risk mitigation strategy in the aggregate amount of up to US$500 million (IFI A Loans)

•	Terms and conditions of supported IFI A Loans must be acceptable to Rio Tinto and TRQ, in their discretion
•	TRQ and Rio Tinto to consider providing / extending its DSU / CSU for IFI A Loans on terms to be agreed
•	Timing and process:
o	Rio Tinto, as Manager of OT, to lead process to arrange IFI A Loans
o	TRQ and Rio Tinto, as potential DSU/CSU providers, to participate fully in process
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1 “Undercut initiation” means, for purposes of this MOU, such date as would not be expected to delay the undercut of the OT project, and in any event by the currently-projected P50 date for the undercut (July 2021) or, if later, as set out in the Definitive Estimate.

o	target date for having IFI A Loans terms agreed, and the required stakeholder support secured: no later than 30 days prior to undercut initiation
o
if the foregoing target date is not achieved, either of Rio Tinto or TRQ may withdraw from the IFI A Loans process (e.g., if it considers that securing stakeholder support will be materially disadvantageous to its interests)

3. Other Debt and Funding Options
●
TRQ’s estimated funding gap is subject to change based on: the results of the Definitive Estimate, COVID-19 impacts, PFS for Panels 1 and 2 (and any resulting changes to the mine plan), the power solution for OT and a number of other factors (many of which are outside the control of Rio Tinto and TRQ)

●
Rio Tinto has advised TRQ that it has considered, and does not currently support or expect to consent to, any additional debt (including medium term notes) or other sources of funding (including streaming transactions) at TRQ or its subsidiaries (including OT), other than as set out in sections 1 and 2 above

●	Rio Tinto acknowledges TRQ’s advice as set out below, and confirms that it will consider all reasonable financing proposals presented to it by TRQ
●	TRQ has advised Rio Tinto that:
o	TRQ continues to prioritise OT and/or TRQ raising funding by way of additional debt and / or hybrid financing
o	TRQ intends to continue its evaluation of, and will present to Rio Tinto for its consideration and input, debt and hybrid financing options
o	TRQ acknowledges Rio Tinto’s advice as set out above
o
TRQ acknowledges that Rio Tinto has certain consent rights under its existing agreements with TRQ, and that certain financing options that it may present to Rio Tinto may be subject to such consent rights

●	Nothing set out above shall give rise to any legally binding rights, obligations or commitments, or amount to a waiver of any existing contractual rights and obligations, as between Rio Tinto and TRQ
●
If SOPP does not proceed and OT decides to fund and construct a long-term domestic coal-fired power solution, TRQ and Rio Tinto will consider financing from relevant financial institutions as agreed to between TRQ and Rio Tinto (in the form of additional SSD or a stand-alone project financing)

4. TRQ Equity
●
Rio Tinto and TRQ acknowledge that any balance of the funding required for OT to achieve completion of the underground mine will need to be met by way of one or more TRQ equity offering(s). Any equity offering(s) is (are) expected to take up to 90 days

●	The parties acknowledge their shared objective to ensure that any equity offering is completed well ahead of (and not less than 90 days prior to) TRQ’s expected “Liquidity Depletion”[2]
●	Nothing above shall in any way limit or waive:
o	Rio Tinto’s rights to require a TRQ equity offering under, and subject to, the FSAs
o	TRQ’s rights to undertake a TRQ equity offering for an amount, and at a time, of its choosing
●
While a single rights offering for 100% of “balance funding” required to address the funding gap will be preferred by Rio Tinto and TRQ, TRQ / RT may launch / require one or more smaller rights offerings if and to the extent there is material uncertainty as to the amount of such “balance funding” and / or the outcome of the Re-profiling and / or IFI A-Loans processes

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2 “Liquidity Depletion” means: the date on which TRQ can reasonably be expected to have insufficient financial resources to meet its obligations as they become due, allowing for a cash buffer in an amount determined by TRQ, acting reasonably.

DATED this 9th day of September, 2020.

TURQUOISE HILL RESOURCES LTD.

By:
Name: Ulf Quellmann
Title: CEO

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:
Name
Title

Signature Page to MOU